UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to_____________

Commission File Number 001-35081

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KINDER MORGAN, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002

Kinder Morgan, Inc. Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Kinder Morgan, Inc. Savings Plan
Index to Financial Statements and Supplemental Schedule

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010	3

Notes to Financial Statements	4 – 12

Supplemental Schedule*:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	13

Signature Page	14

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit Committee
Kinder Morgan, Inc. Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of Kinder Morgan, Inc. Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and changes in the net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 30, 2011

Kinder Morgan, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets

Investments, at fair value (See Notes 2, 3 and 4)	$774,704,615	$661,236,802

Notes receivable from participants	22,523,982	19,901,130

Net assets available for benefits at fair value	797,228,597	681,137,932

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(6,051,209)	(4,445,277)

Net assets available for benefits	$791,177,388	$676,692,655

The accompanying notes are an integral part of these financial statements.

Kinder Morgan, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010
Additions to net assets attributable to:
Investment income (loss)
Interest income	$572,632
Dividend income	11,662,119
Net appreciation in fair value of investments (See Note 3)	71,641,012
Other, net	(7,505)

Total investment income	83,868,258

Interest income on notes receivable from participants	961,261

Contributions
Participant contributions	39,183,024
Employer contributions	20,644,900
Rollovers	3,611,040

Total contributions	63,438,964

Total income and contributions	148,268,483

Deductions from net assets attributed to
Benefits paid to participants	33,280,709
Administrative fees	503,041

Total deductions	33,783,750

Net increase in net assets available for benefits	114,484,733

Net assets available for benefits
Beginning of year	676,692,655

End of year	$791,177,388

The accompanying notes are an integral part of these financial statements.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

1.      DESCRIPTION OF THE PLAN

General

The Kinder Morgan, Inc. Savings Plan, formerly the Knight Inc. Savings Plan (the “Plan”) was established in 1945 for the benefit of eligible employees of Kinder Morgan, Inc. (the “Company”). The following description of the Plan provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

On July 15, 2009, Knight, Inc. changed its name to Kinder Morgan, Inc. The plan’s name has been changed from the Knight Inc. Savings Plan to the Kinder Morgan, Inc. Savings Plan.

Plan Administration

The Plan is administered by the Company’s Fiduciary Committee. Mercer HR Services provides record keeping services to the Plan. Plan assets are maintained under the custody of Mercer Trust Company (the “Trustee”). The Trustee makes payments as authorized by the Plan.

Contributions

Participants may elect to make pretax contributions from 1% to 50% of their annual compensation, limited by requirements of the Internal Revenue Code (“IRC”). Participants may discontinue their election to contribute at any time. All new participants are automatically enrolled in the Plan with a pretax contribution by the participant of 3% of their eligible annual compensation. Within the first 30 days of hire, employees may opt out of automatic enrollment. The Company established a Company goal percentage rate of 5% (“SmartGoal”), which was increased to 6% on October 1, 2008. Every February the participants who have a participation rate below the SmartGoal will automatically get up to a 1% increase until the participant meets the SmartGoal. Participants can opt out of SmartGoal at any time.  Effective October 2009, the Company’s annual merit program for eligible employees was changed to February of each year so it coincides with the Company’s annual bonus process.  The Company amended the Savings Plan to reflect the same change for the SmartGoal increase.

The Company makes Qualified Non-Elective Contributions (“QNEC”) to the Plan on behalf of each eligible employee. The QNEC is equal to 4% of eligible compensation and is allocated as of each pay period. A tiered QNEC schedule was implemented for new employees or any employee transferring to a Kinder Morgan Energy Partners, L.P.’s Terminals segment. This tiered QNEC schedule provides for QNEC of 1% for service less than one year, 2% for service between one and two years, 3% for service between two and five years, and 4% for service of five years or more.

Company contributions for bargaining employees will follow the collective bargaining agreements. All QNEC and other Company contributions (matched or fixed contributions) are invested according to participants’ investment elections on file or the default if no election is filed. Participants can transfer from the default fund to any other available investment fund(s) at any time.

The Company Board of Directors Compensation Committee approved an Employer Discretionary Contribution (“EDC”) program to contribute 1% of base pay to the Plan annually on behalf of each eligible employee. At its discretion the Compensation Committee approves the contribution every July for the following year. The EDC program was suspended with the last pay period of July 2009. On July 21, 2010, the Compensation Committee approved the reinstatement of the 1% EDC in the plan. The reinstated EDC pay was effective on the first pay period of August 2010. For the year ended December 31, 2010, the Company contributions totaled approximately $20.6 million. Effective as of the first day of the first pay period beginning on or after February 15, 2009 and

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

ending on the last pay period before February 15, 2010, the QNEC was not made on behalf of or allocated to the account of any participant who has the title of Vice President or higher.  Effective on first pay period of February 2010, the QNEC resumed for participants who have the title of Vice President or higher.

At its January 2011 meeting, Mr. Richard D. Kinder and Kinder Morgan Management LLC’s compensation committee decided to make this special contribution of an additional 1% of base pay a permanent contribution into the Savings Plan for each eligible employee. Accordingly, beginning with the first pay period of August 2011, the Company will contribute an amount equal to 5% of base compensation per year on behalf of each eligible employee.  This change was made to assist employees in providing financial security for retirement without the risk of the 1% variable factor. For employees of the Terminals segment, the tiered employer contributions described above will also increase by 1% beginning with the first pay period of August 2011.

Additionally, the Plan provides an option to all participants to make after-tax “Roth” contributions (Roth 401(k) option) to a separate participant account. Unlike traditional 401(k) plans, where participant contributions are made with pre-tax dollars, earnings grow tax-deferred and the withdrawals are treated as taxable income, Roth 401(k) contributions are made with after-tax dollars, earnings are tax-free, and the withdrawals are tax-free if they occur after both (i) the fifth year of participation in the Roth 401(k) option, and (ii) attainment of age 59 ½, death or disability. The employer contribution will still be considered taxable income at the time of withdrawal.

Under Internal Revenue Service regulation, annual additions under the Plan and all other qualified plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $49,000 for each employee. Annual additions are defined as employer contributions and employee contributions.

Benefits/Vesting

Company contributions vest on the second anniversary of the date of hire. Vesting on Company contributions for bargaining employees will follow the collective bargaining agreements.

Participant contributions may be withdrawn, with the approval of the Fiduciary Committee, in the event of unusual expenses connected with illness or disability, for college or funeral expenses for a participant or his or her dependents, for the repair of damage to a primary residence caused by fire, storm, or other casualties, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant’s account will be available for distribution, rollover, or payable in the event of termination of employment, death, or termination of the Plan. If a participant’s account is $1,000 or less, a lump-sum distribution will automatically be made. If a participant’s account is greater than $1,000, the participant’s distribution options are: lump-sum distribution, partial distributions, or periodic installments. Upon retirement, participants whose accounts exceed $1,000 may choose to leave their accounts in the Plan until age 70 1/2, when minimum distributions are required under the IRC.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Notes Receivable from Participants

Participants may borrow, from the vested portion of their Plan accounts, a minimum of $500 up to a maximum equal to the lesser of 50% of their vested balance or $50,000, minus the highest outstanding loan balance from the previous 12 months. All loans are charged a variable interest rate equal to the prime rate published on the first of each month. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Forfeitures

Forfeitures of non-vested employer contributions remain in the Plan and earn interest income. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company QNEC contributions. During 2010, terminated participants forfeited $337,783 of employer contributions, all of which were used to reduce employer contributions.

2.      SIGNIFICANT ACCOUNTING POLICIES

Financial Accounting Standards Board Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 168”).  The FASB Accounting Standards Codification TM, ("Codification" or "ASC") became the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.  SFAS No. 168 is effective for all financial statements issued for interim and annual periods ending after September 15, 2009.  On the effective date of SFAS No. 168, the Codification superseded all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative.

Following SFAS No. 168, the FASB will no longer issue new standards in the form of Statements, FASB Staff Positions ("FSP"), FASB Interpretations ("FIN"), or Emerging Issues Task Force Abstracts ("EITF"); instead, it will issue Accounting Standards Updates ("ASUs").  The FASB will not consider ASUs as authoritative in their own right; rather, these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification.  SFAS No. 168 is incorporated in ASC Topic 105, Generally Accepted Accounting Principles.  The Plan adopted SFAS No. 168 for the year ended December 31, 2009.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform with current year presentation. Subsequent events have been evaluated, which are events or transactions that occurred after December 31, 2010 through the issuance of the accompanying interim financial statements on June 30, 2011.

As described in ASC Topic 962, Defined Contribution Pension, investment contracts held by a defined-contribution plan are required to be reported at fair value.

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts through a collective trust.  Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor.  As required, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  The Plan also invests in insurance contracts through a group annuity contract

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

with Principal Mutual Life Insurance Company. Such insurance contract is reported at fair value which approximates contract value and, accordingly, no adjustment from fair value to contract value is required.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are accounted for at fair market values as determined by quoted market prices in an active market. The Plan’s interest in the collective trust is based on the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Life insurance contracts are stated at cash surrender value, which approximates fair value. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on investments (see Note 3). Unrealized appreciation (depreciation) is the difference between the fair value of the investment at the end of the current year and the cost of the investment if acquired during the Plan year or the fair value of the investment at the beginning of the Plan year.  Purchases and sales of the funds are reflected on a trade date basis. Gain or loss on sale of investments is based on average cost.

The accompanying supplemental schedule of assets held for investment purposes reflects cost basis determined utilizing a historic cost approach as required by ERISA.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Accounting and certain administrative services for the Plan are provided by the Company at no cost to the Plan. All other expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820):  Improving Disclosures about Fair Value Measurements. ASU No. 2010-06 amends the disclosure requirements of ASC Topic 820 and requires new disclosures regarding (a) transfers in and out of levels 1 and 2 and (b) activity in level 3 fair value measurements.  ASU No. 2010-06 also provides amendments to ASC Topic 820 that clarify existing disclosures regarding (a) level of disaggregation for each class of assets and liabilities and (b) disclosures about inputs and valuation techniques for fair value measurements that fall in either Levels 2 or 3.  ASU No. 2010-06 is effective for periods ending after December 15, 2009 (except for the Level 3 roll forward which is effective for periods beginning after December 15, 2010). The adoption of FASB ASU No. 2010-06 did not have a significant impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.”  ASU No. 2010-25 changed the reporting of loans to participants.  Prior to ASU No. 2010-25, loans to participants were reported as investments at fair value.  ASU No. 2010-25 requires that loans to

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

participants be reported as notes receivable from participants at the unpaid principal balance plus any accrued but unpaid interest.  ASU No. 2010-25 is effective for periods ending after December 15, 2010.  The Plan adopted ASU No. 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented. The adoption of ASU No. 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.

3.      INVESTMENTS

Participants may designate their contributions and their allocated portion of the employer contributions, in one percentage increments, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan.

The following table represents the Plan’s investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are separately identified:

	December 31,
	2010	2009

Putnam Stable Value Fund	$111,774,208	$107,219,162
American EuroPacific Growth Fund	64,966,683	60,747,946
State Street Global Target Retirement 2020 Fund	56,782,813	51,515,983
State Street Global Target S&P 500 Flagship Fund	49,998,866	39,184,714
State Street Global Target Retirement 2025 Fund	48,186,612	43,558,744
American Funds Growth Fund of America	44,728,997	47,551,089
Vanguard Total Bond Market Index Fund	44,124,934	*
State Street Global Target Retirement 2015 Fund	*	38,205,689
Investments less than 5%	354,141,502	273,253,475

Total investments at fair value	774,704,615	661,236,802

Notes receivable from participants	22,523,982	19,901,130
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(6,051,209)	(4,445,277)

Net assets available for benefits	$791,177,388	$676,692,655

*  Investments less than 5% of the Plan’s net assets in the period indicated.

During 2010, the Plan’s investments appreciated in value, including gains and losses on investments sold during the year, as well as appreciation of investments held at the end of the year, as follows:

Year Ended December 31, 2010

Common collective trusts	$39,312,979
Registered investment companies (mutual funds)	30,083,738
Self-directed brokerage accounts	1,796,931
Common stocks	447,991

$71,641,639

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

4.      FAIR VALUE MEASUREMENTS

The fair value measurements and disclosures are made in accordance with ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 establishes a single definition of fair value in generally accepted accounting principles and prescribes disclosures about fair value measurements.

ASC Topic 820 emphasizes that fair value is a market-based measurement that should be determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Accordingly, ASC Topic 820 establishes a hierarchal disclosure framework that ranks the quality and reliability of information used to determine fair values.

The hierarchy is associated with the level of pricing observability utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable. Each fair value measurement must be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety.

The three broad levels of inputs defined by the fair value hierarchy are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3
Unobservable inputs for the asset or liability. These unobservable inputs reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances (which might include the reporting entity’s own data).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used between December 31, 2010 and 2009.

Self-directed brokerage accounts and common stocks, exchange traded funds and exchange traded notes: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds:  Valued at amortized cost, which approximates fair value.

Registered investment companies (mutual funds): Valued at the net asset value (“NAV”) of shares held by the

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

plan at year end.

Common collective trusts: The fair value of the common collective trust fund is based on its NAV, as reported by the manager of the common collective trust fund, and as supported by the unit prices of actual purchases and sales transactions occurring as of or close to the financial statement date.

Insurance contracts: Valued at cash surrender value, which approximates fair value, by discounting the cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2		Level 3		Total

Common stocks	$4,526,193	$		$		$4,526,193
Registered investment companies (mutual funds)
Growth funds	167,736,485					167,736,485
Value funds	47,733,779					47,733,779
Index funds	64,097,564					64,097,564
Fixed income funds	34,571,283					34,571,283
Common collective trusts			433,491,967			433,491,967
Money market funds			6,126,647			6,126,647
Insurance contracts					524,444	524,444
Self-directed brokerage accounts	15,896,253					15,896,253
	$334,561,557		$439,618,614		$524,444	$774,704,615

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2		Level 3		Total

Common stocks	$4,380,502	$		$		$4,380,502
Registered investment companies (mutual funds)
Growth funds	151,181,042					151,181,042
Value funds	45,985,796					45,985,796
Index funds	42,137,913					42,137,913
Fixed income funds	29,676,789					29,676,789
Common collective trusts			368,281,955			368,281,955
Money market funds			4,942,421			4,942,421
Insurance contracts					550,436	550,436
Self-directed brokerage accounts	14,099,948					14,099,948
	$287,461,990		$373,224,376		$550,436	$661,236,802

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010:

Insurance Contract

Balance at January 1, 2010	$550,436

Insurance contract rate adjustment	(8,683)
Distributions	(17,309)

Balance at December 31, 2010	$524,444

5.      TAX STATUS

The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service on November 26, 2002. The Plan has been amended since receiving this determination; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates. Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

Subsequent Event

The Plan has applied for a new determination letter from the IRS whose receipt was confirmed with the IRS on March 21, 2011.

6.      PARTY-IN-INTEREST TRANSACTIONS

The Plan has notes receivable from certain of its participants. These transactions qualify as party-in-interest transactions, as defined by ERISA.  However, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

7.      RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds, money market funds, common stocks, common collective trusts, and insurance contracts. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that change in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts shown in the Statements of Net Assets Available for Benefits.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

8.      RECONCILIATION OF THE PLAN FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$791,177,388	$676,692,655
Deemed distributions of participant loans	(1,226,788)	(944,945)

Net assets available for benefits per Form 5500	$789,950,600	$675,747,710

The following is a reconciliation of the change in net assets available for benefits per the accompanying financial statements to Form 5500:

Year Ended December 31, 2010

Net increase in net assets available for benefits per the financial statements	$114,484,733
Change in deemed distributions of participant loans	(281,843)

Net increase in net assets available for benefits per Form 5500	$114,202,890

Amounts allocated to deemed distributions of notes receivable from participants are recorded as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

A note receivable from participants is deemed distributed during the plan year under the provisions of IRC section 72(p) and Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the participant’s individual account and the participant has discontinued payment of the note receivable as of the end of the year. For financial statement purposes, the note receivable balance is still considered as an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

Kinder Morgan, Inc. Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2010

EIN:    48-0290000
PN:      002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***

	Putnam Stable Value Fund	Common Collective Trust	$111,774,208	**
	American EuroPacific Growth Fund	Registered Investment Company	64,966,683	**
	State Street Global Target Retirement 2020 Fund	Common Collective Trust	56,782,813	**
	State Street Global Advisors S&P 500 Flagship Fund	Common Collective Trust	49,998,866	**
	State Street Global Target Retirement 2025 Fund	Common Collective Trust	48,186,612	**
	American Funds Growth Fund of America	Registered Investment Company	44,728,997	**
	Vanguard Total Bond Market Index Fund	Registered Investment Company	44,124,934	**
	State Street Global Target Retirement 2015 Fund	Common Collective Trust	39,282,530
	Pimco Total Return	Registered Investment Company	34,571,283
	Diamond Hill Large Cap Value I	Registered Investment Company	28,284,092
	State Street Global Target Retirement 2030 Fund	Common Collective Trust	25,197,274
	Artisan Mid Cap Fund	Registered Investment Company	24,220,409
	State Street Global Target Retirement 2010 Fund	Common Collective Trust	23,090,575
	Royce Low-Priced Stock Fund	Registered Investment Company	19,976,725
	Vanguard Small Cap Index Fund	Registered Investment Company	19,972,630
	Artisan Mid Cap Value Fund	Registered Investment Company	19,449,687
	State Street Global Advisors Global Equity EX US Index Non-lending Series	Common Collective Trust	17,749,317
	State Street Global Target Retirement 2035 Fund	Common Collective Trust	16,716,683
	Self-Directed Brokerage Account	Self-Directed Brokerage Account	15,896,253
	Harbor Small Cap Growth Fund	Registered Investment Company	13,843,671
	State Street Global Target Retirement Income Fund	Common Collective Trust	13,183,486
	State Street Global Target Retirement 2040 Fund	Common Collective Trust	12,618,660
	State Street Global Target Retirement 2045 Fund	Common Collective Trust	12,415,773
	Federated Money Market Obligation Trust	Money Market Fund	6,126,647
	State Street Global Target Retirement 2050 Fund	Common Collective Trust	3,339,663
	State Street Global Advisors S&P Mid Cap Index Non-lending Series Fund	Common Collective Trust	3,155,507
	Exxon Mobil Corporation Common Stock	Common Stock	2,966,842
	ChevronTexaco Corporation Common Stock	Common Stock	1,559,351
	Principal Financial Group	Insurance Contract	524,444
*	Notes receivable from participants	Notes receivable from participants with maturities ranging from 0 - 11 years and interest rates ranging from 3.25% to 10.0%	22,523,982

		Total	$797,228,597

*       Represents party-in-interest transactions (Note 6)
**     Represents investment comprising at least 5% of net assets available for benefits
***   Cost information is not presented because all investments are participant directed

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINDER MORGAN, INC. SAVINGS PLAN

Dated: June 30, 2011	By:	/s/ Joseph Listengart
Joseph Listengart Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm dated June 30, 2011